Exhibit 99.1

YAMANA ANNOUNCES PRICING OF US$300 MILLION OF 10-YEAR UNSECURED SENIOR NOTES

TORONTO, ONTARIO, November 29, 2017 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) today announced that it has priced an offering of US$300 million aggregate principal amount of its 4.625% Senior Notes due December 15, 2027. The notes will be unsecured, senior obligations of Yamana and will be unconditionally guaranteed by certain of Yamana’s subsidiaries that are also guarantors under Yamana’s credit facility. The offering is expected to close on December 4, 2017. Yamana intends to use the net proceeds from the offering to repay outstanding indebtedness as it comes due and, pending such use, to repay the outstanding amount on its credit facility.

The Senior Notes and the related guarantees have not been registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act of 1933. Offers and sales in Canada will be made only pursuant to exemptions from the prospectus requirements of applicable Canadian provincial or territorial securities laws. This news release does not constitute an offer to sell or the solicitation of an offer to buy any security in the United States or in any other jurisdiction.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Canada, Brazil, Chile and Argentina.  Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Investor Relations and Corporate Communications

416-815-0220

1-888-809-0925

Email: investor@yamana.com